Exhibit 99.1

Golden Sun Technology Group Limited Announces Corporate Name Change

Shanghai, China, February 4, 2026 (GLOBE NEWSWIRE) -- Golden Sun Technology Group Limited (the “Company” or “Golden Sun”), announced today that it has changed its corporate name from “Golden Sun Health Technology Group Limited” to “Golden Sun Technology Group Limited” (the “Name Change”). The Company anticipates that the Name Change will be effective upon the commencement of trading on the Nasdaq Capital Market on Thursday, February 5, 2026 (U.S. Eastern Time), at which time the Company’s Class A ordinary shares will be traded under the new name “Golden Sun Technology Group Limited.” The Company’s CUSIP number will remain the same. The name change reflects the Company’s new business strategy and its future development plans.

About Golden Sun Technology Group Limited

Established in 1997 and headquartered in Shanghai, China, Golden Sun Technology Group Limited currently operates two principal lines of business: tutorial services and e-commerce services. Prior to November 2023, the Company’s operations were primarily focused on tutorial services. After November 2023, the Company began to adjust its business strategy and gradually reduce its reliance on tutorial services. As part of this transition, the Company has expanded its operations into e-commerce since November 2023. The Company’s e-commerce operations currently consist of data analytics–driven marketing and social media promotional services for small and medium-sized businesses on major short video platforms based in China. The Company’s education centers offer two main programs, comprising of foreign language tutorial programs in less commonly taught languages, including, among other things, Spanish and Japanese, provided to individual students as well as to companies and other organizations; and Gaokao repeater tutorial programs, provided to individual students. For more information, please visit the Company’s website at ir.jtyjyjt.com/.

Forward-Looking Statements

All statements in this press release, and related statements of Golden Sun Health Technology Group Limited and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “could,” “estimates,” “seek,” “believes,” “hopes,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” or “may,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without limitation, those related to the Company’s future development plans. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the Company’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2024, filed on February 14, 2025, and other filings with the Securities and Exchange Commission (SEC). Copies of such documents are available on the SEC’s website, www.sec.gov and the Company’s website at ir.jtyjyjt.com/. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

For more information, please contact:

Golden Sun Technology Group Limited

Xueyuan Weng
Chief Executive Officer
Phone: +86-0577-56765303
Email: ir@cngsun.com